UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

QIAGEN N.V.

Form 6-K

Item	Page
Other Information	3
Signatures	6

OTHER INFORMATION

On September 22, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) announced the launch of a placement of 27.5 million newly issued common shares plus an over allotment option. Such common shares will be offered in a global offering consisting of an international offering to certain institutional investors outside the United States and a registered offering in the United States. In connection with the international offering, QIAGEN is publishing an offering prospectus in accordance with the requirements of the Autoriteit Financiële Markten, Authority for Financial Markets of the Netherlands (the “AFM”) that is required to include the information set forth below. Such information also has been included in QIAGEN’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on or about the date of this report in connection with the offering in the United States (the “Prospectus Supplement”) and is being furnished herewith.

Forecast of Adjusted Diluted Earnings Per Share

The forecasts and assumptions described below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be affected by various factors that could cause actual results to differ materially from those in the forward-looking statements, many of which are beyond QIAGEN’s control, including, but not limited to, the risks and uncertainties detailed under “Risk Factors” in the Prospectus Supplement and from time to time in QIAGEN’s periodic reports, including its Annual Report on Form 20-F for the year ended December 31, 2008 and in its Current Reports on Form 6-K furnished to the SEC.

Forecast of the Adjusted Diluted Earnings Per Share for the Quarter Ending September 30, 2009 and the 2009 Fiscal Year of QIAGEN N.V. on a Consolidated Basis

As of September 21, 2009, QIAGEN N.V.’s forecast for adjusted diluted earnings per share for the quarter ending September 30, 2009 and fiscal year 2009, excluding business integration costs, acquisition-related and restructuring costs, purchased intangibles amortization, share-based compensation costs and acquisition-related impairment losses and excluding the issuance of shares resulting from any capital increase not completed as of September 21, 2009, was between $0.23 to $0.24 for such quarter and $0.90 to $0.94 for such fiscal year. This forecast reflects the acquisition of DxS Ltd.

The forecast set forth above, as well as the assumptions regarding the adjustments noted below, are forward-looking statements and are an estimate as to our possible future results of operations that has been prepared based on what our management believes were reasonable assumptions, estimates and judgments at the time such forecast was prepared. The forecast is necessarily based on a number of assumptions as to future events that are inherently uncertain and subjective. The forecast, the assumptions regarding the adjustments and related assumptions should not be interpreted as predicting actual results, and given the inherently unpredictable nature of many of the assumptions and estimates underlying the forecast, actual results may differ materially from the forecast. This forecast and these assumptions and estimates, as well as all of the elements taken into consideration to determine this forecast, may not occur, and they are subject to change or modification due to the uncertainty associated with the economic, financial and competitive environment in which we operate and to the risks and uncertainties to which we and our business are subject, all of which may have an impact on our business activities, financial position, results of operations, and outlook, and on the realization of our outlook, our forecast of the adjusted diluted earnings per share, and the forward-looking information described above.

Main Assumptions Made in Connection with the Forecast

We are providing this forecast based on financial measures derived from U.S. GAAP results in accordance with the same accounting policies we used for the preparation of historical U.S. GAAP consolidated financial statements as of December 31, 2008, but which have been adjusted for certain effects. We refer to these measures as adjusted results and non-GAAP figures.

We believe certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with our competitors and our own prior periods. While, as noted above, there can be no assurance that actual operating results will not differ, we believe that the forecast is indicative of the currently expected range of profit for the quarter ending September 30, 2009 and the fiscal year 2009, respectively.

The adjusted results exclude assumed business integration costs and acquisition-related and restructuring costs (range of $2-$4 million for the quarter, $10-$13 million for the year), assumed purchased intangibles amortization (approximately $17 million for the quarter, range of $69-$70 million for the year), assumed share-based compensation costs (range of $2-$3 million for the quarter, $9-$10 million for the year), and assumed acquisition-related impairment losses (range of $5-$6 million for the quarter, approximately $8 million for the year), and also excludes the issuance of shares resulting from any capital increase not completed as of September 21, 2009. These adjustments are tax effected based on assumed income tax rates of 30% to 33% for the third quarter and 32% to 34% for the year to derive a net income and earnings per share amount. Taking into consideration these adjustments the above-stated forecast reconciles to $0.13 to $0.16 diluted earnings per share for the quarter ending September 30, 2009, and $0.56 to $0.63 diluted earnings per share for the fiscal year 2009, each on a U.S. GAAP basis.

The per share forecast is based on the assumption of a certain number of dilutive shares. This share number may vary based on the development of our share price, grants, exercises and forfeitures under our equity compensation plan, conversion of the convertible bonds issued by our subsidiaries in Luxembourg, and the result of any capital increase not completed as of September 21, 2009, including any potential exercise by underwriters of any related over-allotment option. This forecast as of September 21, 2009 assumed that we would have had outstanding 207 million dilutive Common Shares at September 30, 2009 and at the end of 2009.

This forecast is based on assumptions of various factors, many of which QIAGEN can not influence or can only influence in part, including:

Assumed Factors QIAGEN Can Not Influence:

•

the forecast was prepared using exchange rates of the functional currencies of our subsidiaries for the USD as of January 31, 2009 such as $ 1.2804 for EUR 1.00, $ 0.8612 for CHF 1.00 and $ 1.4413 for GBP 1.00;

•

industry trends observed until September 21, 2009 will continue through the rest of the third quarter and the rest of 2009 without any significant improvement or deterioration; this is particularly significant with respect to geographical distribution of revenues, customer order patterns such as cumulated ordering at the end of the year, stable competitive environments in the markets where we are doing business and stable market prices;

•	the absence of any significant fluctuations in market interest rates;

•	the financial crisis will not impact our customers, and in particular will not negatively impact public spending or result in material losses from bad debt; and

•	the absence of any legislative, regulatory or tax changes;

Assumed Factors QIAGEN Can Only Partially Influence:

•

revenue growth will continue to be driven by organic growth, including new product introductions, and recently acquired businesses; the forecast assumes that revenue growth will continue to be in line with the growth we have experienced in the first six months of this year and the previous year;

•	income will be based on a product mix and geographical distribution of revenues following the trends observed in the prior year and the first six months of this year;

•

our policy of optimizing operating costs and structural costs will continue to be in effect and will be effective in the third quarter and the rest of 2009, such that the increase in our operating expenses will be below any increase in our revenues;

•

the integration of our most recent acquisition of DxS Ltd. will be in line with our business plan according to which the acquisition will not have a material impact on our adjusted diluted earnings per share for the third quarter and for fiscal year 2009 and we will not face any unexpected integration costs with respect to our prior acquisitions; and

•	the absence of any adverse outcomes in our litigation and no new significant adverse claims or litigation.

Assumptions that we may influence include the assumption that the business structure remains unchanged from the date of this forecast to the end of the third quarter and the end of 2009, in particular that no further acquisitions will be made and no further divestments will occur. For the avoidance of doubt, the acquisition of DxS Ltd. is included into the forecast. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offering and we plan to continue to do so. If we were to engage in any such transactions, the forecast provided here would necessarily be inapplicable and accordingly, should not be relied upon in such circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:  /s/  Roland Sackers

        Roland Sackers

        Chief Financial Officer

Date: September 22, 2009